UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 7, 2017

SABRA HEALTH CARE REIT, INC.

(Exact Name of Registrant as Specified in Its Charter)

001-34950	Maryland	27-2560479
(Commission File Number)	(State of Incorporation)	(I.R.S. Employer Identification No.)

18500 Von Karman, Suite 550 Irvine, CA	92612
(Address of Principal Executive Offices)	(Zip Code)

(888) 393-8248

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On May 7, 2017, Sabra Health Care REIT, Inc. (“Sabra” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Care Capital Properties, Inc., a Delaware corporation (“CCP”), PR Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Merger Sub”), Care Capital Properties, LP (“CCPLP”), a Delaware limited partnership and wholly-owned subsidiary of CCP, and Sabra Health Care Limited Partnership (“Sabra LP”), a Delaware limited partnership and wholly-owned subsidiary of the Company. Pursuant to the Merger Agreement, CCP will be merged with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving entity in the Merger. Following the Merger, also pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the “Subsequent Merger”), with the Company continuing as the surviving entity in the Subsequent Merger. Simultaneously with the Subsequent Merger, also pursuant to the Merger Agreement, CCPLP will be merged with and into Sabra LP (the “Partnership Merger”), with Sabra LP continuing as the surviving entity in the Partnership Merger.

Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger, each share of CCP common stock, par value $0.01 per share issued and outstanding immediately prior to the effective time of the Merger (other than shares of CCP common stock owned directly by CCP, the Company or their respective subsidiaries, in each case not held on behalf of third parties) will be converted into the right to receive 1.123 (the “Exchange Ratio”) newly issued shares of Company common stock, par value $0.01 per share (the “Merger Consideration”).

In addition, at the effective time of the Merger, subject to the terms and conditions set forth in the Merger Agreement, (i) each option to purchase shares of CCP common stock that is outstanding and unexercised as of immediately prior to the effective time of the Merger will fully vest, be assumed by the Company and converted into a stock option award with respect to shares of Company common stock using the Exchange Ratio, and remain exercisable in accordance with the terms applicable to the CCP option award, (ii) each share of CCP restricted stock that is outstanding immediately prior to the effective time of the Merger will fully vest and be converted into the right to receive the Merger Consideration, (iii) each CCP restricted stock unit award (other than deferred stock units described below) that is outstanding immediately prior to the effective time of the Merger will fully vest and be converted into a stock unit award with respect to shares of Company common stock using the Exchange Ratio, with any restricted stock unit awards subject to performance-based vesting terms vesting and becoming payable at the greater of (1) the target number of units or (2) the number of units earned based on actual performance (and as a result of such vesting, will ultimately be converted into the Merger Consideration) and (iv) each CCP deferred stock unit award that is outstanding immediately prior to the effective time of the Merger will fully vest (if not already vested), be assumed by the Company and converted into a deferred stock unit award with respect to shares of Company common stock using the Exchange Ratio, and be settled by the Company in shares of Company common stock on the same payment date and terms applicable to the CCP deferred stock unit award.

The parties’ obligations to consummate the Merger are subject to certain conditions, including, without limitation, (i) the adoption of the Merger Agreement by the holders of a majority of the outstanding shares of CCP common stock entitled to vote at a special meeting of the CCP stockholders held for that purpose, (ii) the approval of the issuance of Company common stock in connection with the Merger by a majority of the votes cast by the holders of Company common stock at a special meeting of the Company stockholders held for that purpose, (iii) the shares of Company common stock to be issued in connection with the Merger will have been approved for listing on the NASDAQ Global Select Market, subject to official notice of issuance, (iv) the effectiveness of the registration statement on Form S-4 to be filed by the Company for purposes of registering the issuance of shares of Company common stock issuable in connection with the Merger, (v) the Company and CCP each having received certain tax opinions and (vi) the absence of any order or injunction preventing the consummation of the Merger or any material law rendering the consummation of the Merger illegal.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the effective time of the Merger, each of the Company and CCP will be subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide nonpublic information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals, subject to customary exceptions.

The Merger Agreement provides for certain termination rights for both the Company and CCP, including the right of either party to terminate the Merger Agreement if the Merger is not consummated by November 7, 2017. Upon termination of the Merger Agreement under certain specified circumstances, the Company or CCP may be required to pay the other a termination fee of $38,500,000. In addition, if the Merger Agreement is terminated because of a failure by one party’s stockholders to approve the transactions, such party will be required to reimburse the other party for transaction expenses up to $15,000,000.

In the Merger Agreement, the Company has agreed to take such actions as are necessary to increase the size of the board of directors of the Company to eight directors and cause Raymond J. Lewis, Ronald G. Geary and Jeffrey A. Malehorn, each of whom is currently a member of the CCP board of directors, to become members of the board of directors of the Company as of the effective time of the Merger.

Also, in the Merger Agreement, the Company has agreed to amend its charter to increase the number of authorized shares of Company common stock to at least a number sufficient to effect issuance of Company common stock in the Merger. On May 7, 2017, the board of directors of the Company approved an amendment to the Company’s charter increasing the Company’s authorized common stock from 125 million shares to 250 million shares. The charter amendment will not be effective until it is executed by the Company and filed with the State Department of Assessments and Taxation of Maryland.

The Company, Merger Sub and CCP have made customary representations and warranties in the Merger Agreement and agreed to certain customary covenants, including, among others, covenants by each party to use commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice during the period between the execution of the Merger Agreement and the consummation of the Merger.

The foregoing description of the Merger Agreement and the transactions contemplated thereby is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

The Merger Agreement has been included to provide investors and stockholders with information regarding the terms of the Merger. It is not intended to provide any other factual information about the Company or CCP. The representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of that agreement and as of specific dates, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and stockholders. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company or CCP’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q and Forms 8-K and other documents that the Company files or has filed with the SEC.

Commitment Letter

On May 7, 2017, the Company entered into a commitment letter (the “Commitment Letter”) with UBS AG, Stamford Branch and UBS Securities LLC as agents, and UBS AG, Stamford Branch, as lender (“UBS”), pursuant to which UBS has committed to provide a $550,000,000 bridge facility, (the “Bridge Facility”), subject to satisfaction of customary closing conditions. The Bridge Facility is available to (i) repay existing indebtedness of CCP under its existing credit facilities and (ii) pay certain fees and expenses in connection therewith. Under the terms of the Commitment Letter UBS will act as lead arranger and sole bookrunner. The actual documentation governing the Bridge Facility has not been finalized, and accordingly, the actual terms may differ from the description of such terms in the Commitment Letter.

The foregoing summary of the Commitment Letter is subject to, and qualified in its entirety by, the full text of the Commitment Letter attached as Exhibit 10.1 and hereto and incorporated herein by reference.

Item 5.03.	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

Additionally, on May 7, 2017, the board of directors of the Company approved an amendment and restatement of the Company’s Amended and Restated Bylaws (as amended, the “Bylaws”) to add a new Article XIV, effectively immediately.

Article XIV generally provides that, unless the Company consents to another venue, certain stockholder claims may only be brought in the Circuit Court for Baltimore City, Maryland or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division.

The foregoing summary of the amendment to the Bylaws is subject to, and qualified in its entirety by, the full text of the Bylaws attached as Exhibit 3.1 hereto and incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure.

On May 7, 2017, the Company and CCP issued a joint press release announcing their entry into the Merger Agreement. The full text of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Additionally, on May 8, 2017, the Company provided supplemental information regarding the proposed Merger in connection with a presentation to investors. A copy of the investor presentation is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of CCP with a wholly owned subsidiary of Sabra. In connection with the proposed merger, Sabra intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which will include a joint proxy statement/prospectus with respect to the proposed merger. After the registration statement is declared effective, Sabra and CCP will each mail the definitive joint proxy statement/prospectus to their respective stockholders. The definitive joint proxy statement/prospectus will contain important information about the proposed merger and related matters. STOCKHOLDERS OF SABRA AND CCP ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SABRA, CCP AND THE MERGER. Stockholders will be able to obtain copies of the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by Sabra and CCP for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed by Sabra with the SEC will be available free of charge on Sabra’s website at www.sabrahealth.com, or by directing a written request to Sabra Health Care REIT, Inc., 18500 Von Karman Avenue, Suite 550, Irvine, CA 92612, Attention: Investor Relations. Copies of the documents filed by CCP with the SEC will be available free of charge on CCP’s website at www.carecapitalproperties.com, or by directing a written request to Care Capital Properties, Inc., 191 North Wacker Drive, Suite 1200, Chicago, Illinois 60606, Attention: Investor Relations.

PARTICIPANTS IN THE SOLICITATION

Sabra and CCP, and their respective directors and executive officers and certain other employees, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information concerning the ownership of Sabra securities by Sabra’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about Sabra’s directors and executive officers is also available in Sabra’s proxy statement for its 2017 annual meeting of stockholders filed with the SEC on April 25, 2017, as well as its Form 10-K filed with the SEC for the year ended December 31, 2016. Information concerning the ownership of CCP securities by CCP’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about CCP’s directors and executive officers is also available in CCP’s proxy statement for its 2017 annual meeting of stockholders filed with the SEC on April 7, 2017, as well as its Form 10-K filed with the SEC for the year ended December 31, 2016. Other information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus relating to the proposed merger when it becomes available and is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

2.1	Agreement and Plan of Merger, dated as of May 7, 2017, by and among Sabra Health Care REIT, Inc., PR Sub, LLC, Sabra Health Care Limited Partnership, Care Capital Properties, Inc. and Care Capital Properties, LP (the schedules and certain exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K; a copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request).

3.1	Amended and Restated Bylaws, dated as of May 7, 2017.

10.1	Commitment Letter, dated as of May 7, 2017, by and among Sabra Health Care REIT, Inc, UBS AG, Stamford Branch and UBS Securities, LLC.

99.1	Press Release, issued on May 7, 2017.

99.2	Investor Presentation, dated May 8, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SABRA HEALTH CARE REIT, INC.

Date: May 7, 2017	/s/ Harold W. Andrews, Jr.
	Name:	Harold W. Andrews, Jr.
	Title:	Executive Vice President, Chief Financial Officer and Secretary

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of May 7, 2017, by and among Sabra Health Care REIT, Inc., PR Sub, LLC, Sabra Health Care Limited Partnership, Care Capital Properties, Inc. and Care Capital Properties, LP (the schedules and certain exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K; a copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request).

3.1	Amended and Restated Bylaws, dated as of May 7, 2017.

10.1	Commitment Letter, dated as of May 7, 2017, by and among Sabra Health Care Limited Partnership, UBS AG, Stamford Branch and UBS Securities, LLC.

99.1	Press Release, issued on May 7, 2017.

99.2	Investor Presentation, dated May 8, 2017.